Exhibit 99.1

Sun Life Financial reaffirms medium-term financial objectives

TORONTO, March 9, 2017 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") is hosting Investor Day 2017 today, providing investors with an update on the Company's performance, strategic goals, and is reaffirming its medium-term financial objectives of:

•	Annual underlying earnings per share (EPS) growth of 8-10%,
•	Underlying return on equity (ROE) in the range of 12-14%,
•	Common share dividend payout ratio of 40-50% of underlying net income

"Over the past five years, Sun Life's Four Pillar strategy has generated industry-leading shareholder returns. It combines a balanced and diversified mix of businesses that each offer good growth prospects, and a preferred risk and return on equity profile," said Dean Connor, President and Chief Executive Office, Sun Life Financial. "Today, we are reaffirming our commitment to our medium-term financial objectives, underpinned by organic and existing initiatives, margin improvement activities, and growth from our newly acquired businesses. Our strong capital position also provides us with flexibility to support our growth aspirations."

The Company shared the following highlights from across its Four Pillars where it aims to be a leader in the markets in which we operate:

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

•	Recent investments in growth including in Sun Life Global Investments, Defined Benefit Solutions, Retail Wealth and Client Solutions, which are expected to become more meaningful contributors of net income in the Canadian business
•	Investments in technology that harvest rich data and analytics to create differentiated Client experiences and solutions

A Leader in Asia through Distribution Excellence in Higher Growth Markets

•	Sun Life has strong momentum in Asia, nearly tripling underlying net income over the past five years
•	With investments of almost $1 billion in the region since 2012, SLF Asia is well-positioned to increase its Client base across the seven countries in which it operates and 3 billion people currently living in these markets

A Leader in U.S. Group Benefits and International High Net Worth Solutions

•	Deploying a plan to grow U.S. Group margins from 3.5% to between 5-6% in the medium-term, and continue to integrate and deliver on the synergies of its employee benefits acquisition
•	Global trends in the International High Net Worth market and strong internal capabilities to accelerate growth in the International Life business

A Leader in Global Asset Management

•	Strong investment performance and continued demand for actively managed investment products, helping to position MFS Investment Management to gain greater market share
•	Reiterating Sun Life Investment Management's target of reaching $100 billion in assets under management (AUM)

"On the next leg of our journey, we've set a goal to become one the best insurance and asset management companies in the world. We see this objective as ambitious but achievable, and it means doing more for our Clients," Connor said. "This includes the digital transformation of our business models and Client experience. By staying connected to our Clients we'll earn more of their business, retain them longer, and they'll refer others to Sun Life".

Key Factors and Assumptions Related to Medium-Term Financial Objectives
The Company's medium-term financial objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on the Company's success in achieving growth initiatives, business objectives and productivity and expense targets that are described in the Investor Day presentations and on certain other key assumptions that include:

i.	no significant changes in the level of interest rates;
ii.	average total equity market return of approximately 8% per annum;
iii.	credit experience in line with best estimate actuarial assumptions;
iv.	no significant changes in the level of our regulatory capital requirements;
v.	no significant changes to our effective tax rate;
vi.	no significant change in the number of shares outstanding;
vii.	other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes: and
viii.	our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities.

Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.'s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section in our 2016 Annual MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in this news release and in the Investor Day presentations and we may not be able to achieve our objectives. Our medium-term financial objectives do not constitute guidance.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating EPS or operating loss per share, and operating ROE, are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that when adjusted, enable our investors to better assess the underlying performance of our businesses: (i) certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; (ii) fair value adjustments on MFS's share-based payment awards, that are settled with MFS's own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS's results with publicly traded asset managers in the United States; (iii) acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature (e.g., gain or loss on disposal of businesses). Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS, and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income, and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM"), assets under administration, reported ROE, and effective income tax rates on an operating net income and underlying net income basis.

All EPS measures in this news release and the Investor Day presentation refer to fully diluted EPS, unless otherwise stated. As noted above, operating EPS and underlying EPS exclude the dilutive impact of convertible instruments.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include, but are not limited to statements relating to our growth strategies and initiatives, medium-term financial objectives, strategic goals, productivity and expense initiatives and other business objectives; and other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions and statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions.  Forward-looking statements include the information concerning our possible or assumed future results of operations. The forward-looking statements made in this news release and Investor Day presentations are stated as at March 9, 2017 and represent our current expectations, estimates and projections regarding future events and are not statements of historical facts. These forward-looking statements are not a guarantee of future performance and involve inherent risks and uncertainties and are based on key factors and assumptions, all of which are difficult to predict.

Future results and shareholder value may differ materially from those expressed in forward-looking statements due to, among other factors:

•	the assumptions and other factors set out in this news release and the Investor Day presentations;
•	the matters set out in the Company's 2016 annual management's discussion and analysis under Critical Accounting Policies and Estimates and Risk Management;
•	the risk factors set out in the Company's annual information form for the year ended December 31, 2016 under Risk Factors; and
•	other factors detailed in the Company's annual and interim financial statements and any other filings with Canadian and U.S. securities regulators made available at www.sedar.com and www.sec.gov.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this news release, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Investor Day 2017 Information
Sun Life Financial is holding Investor Day 2017 at 8:30 a.m. ET on Thursday, March 9, 2017, to provide investors and analysts with an update on the Company's performance, strategic goals, financial objectives and plans. To listen to the live webcast and view the presentation slides, please visit www.sunlife.com/investorday. The webcast and presentations will be archived on the Company's website following the event until Friday, March 9, 2018.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/09/c4095.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:45e 09-MAR-17